UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03016648

March 5, 2003

Patricia J. Martin
Deputy General Counsel and Secretary
Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, IA 50208-0039

Act 1934
Section
Rule 14A-8
Public Availability 3/5/2003

Re: Maytag Corporation
Incoming letter dated January 3, 2003

Dear Ms. Martin:

This is in response to your letter dated January 3, 2003 concerning a shareholder proposal submitted to Maytag by Nick Rossi. We also have received a letter on the proponent's behalf dated January 17, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 14 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

MAYTAG

Patricia J. Martin
Deputy General Counsel & Secretary

Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, Iowa 50208-0039
Tel: 641-787-8505
Fax: 641-787-8102
E-mail: pmarti@maytag.com

January 3, 2003

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Nick Rossi (Poison Pill) for Inclusion in The Maytag Corporation 2003 Proxy Statement

Dear Sir or Madam:

On November 18, 2002, Maytag Corporation ("Maytag") received a proposed shareholder resolution and supporting statement (together, the "Proposal") from Mr. Nick Rossi (the "Proponent"), with Mr. John Chevedden acting as his proxy, for inclusion in the proxy statement (the "2003 Proxy Statement") to be distributed to Maytag's shareholders in connection with its 2003 Annual Meeting

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude parts of the Proposal from the 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Maytag excludes these parts of the Proposal from its proxy materials.

Further, in accordance with Commission Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Maytag the undersigned hereby files six copies of this letter and the Proposal and accompanying attachments. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal relates to "allowing shareholder vote on poison pills." The Proposal states in part:

Open Up Poison Pills to Shareholder Vote
This topic won an overall 60%-yes vote at 50 companies in 2002

> **Shareholders recommend that our Board of Directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.**

See Exhibit A for copy of full proposal.

Maytag believes that it properly may exclude portions of the Proposal from the 2003 Proxy Statement and form of proxy. In particular, we believe that portions of the Proposal may be omitted pursuant to Rule 14a-8(i)(3) because they contain false and misleading statements of fact or assertions.[1] Parts of the Proposal should also be omitted from the proxy materials as contrary to Rule 14a-9 because they contain unsupported generalizations, missing cites, or mis-statements. The Proponent fails to provide authority, and in several instances even a source, for several statements in the Proposal. The reasons for our conclusions are more particularly described below (the statements will be addressed in the order they are made in the Proposal:)

> **Harvard Report**
> **A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively related to company value.**

No citation to any authority is provided as support for this statement.

> **Additionally, our management is sheltered from our shareholder votes by:**
> **1) Three-year terms for directors vs. the wildly-accepted one-year term practice.**

The proposal contains no support for the statement that a one-year term (for directors) is "wildly-accepted."

> **6) In at least one instance 1% of shareholders can override 79% of shareholders.**

No citation to any authority is provided as support for this statement.

Failure by the Proponent to provide citations or other documentation renders these statements misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements. In *Alaska Air Group* (available March 26, 2000), the Staff in each instance found that the assertions could be omitted, unless the proponent provided factual support. Accordingly, we believe the statements may all be properly omitted from the Proposal.

---

[1]As stated, Rule 14a-8(i)(3) permits the omission of a shareholder proposal, or portions thereof, if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits registrants from including statements in their proxy statements that are "false or misleading with respect to any material fact, or which omit[ ] to state any material fact necessary in order to make the statements therein not false or misleading." In particular, the Staff has recognized that a proposal or portions of the proposal may be excluded under Rule 14a-8(i)(3) if they contain false and misleading statements. See *Emerson Electric Co.* (available Oct. 27, 2000); and *The Boeing Co.* (Chevedden) (available Mar. 6, 2000).

For the foregoing reasons, we believe that portions of the Proposal may be omitted from the 2003 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Maytag anticipates that the 2003 Proxy Statements will be finalized for printing on or about March 10, 2003. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at 641-787-8505.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Sincerely,

Patricia J. Martin
Deputy General Counsel and Secretary
Telephone: 641-787-8505
Facsimile: 641-787-8102

PJM:jkp

Enclosures: Exhibit A: 2003 Poison Pill shareholder proposal
Copy of this letter for return acknowledgment
Return self-addressed envelope

cc with enclosures: Nick Rossi
John Chevedden

I:\Shareholder Proposals\2002 proposals\2002 Letters\Rossi-Poison Pill 12-30-02.revised.doc

4 – Open Up Poison Pills to Shareholder Vote
This topic won an overall 60%-yes vote at 50 companies in 2002

EXHIBIT A

Shareholders recommend that our Board of Directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Nick Rossi, P. O. Box 249, Boonville, Calif. 95415 submits this proposal.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively related to company value. This study reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Our 58%-Plus Yes-Votes in 2001 and 2002

This proposal topic won more than 58% of our yes-no vote at our 2001 and 2002 annual meetings.

Challenges Faced by our Company

Shareholders believe that the challenges faced by our company in the past year demonstrate a need for:

1) Shareholders to have an increased voting input to our company including a vote on any poison pill at our company

2) And that our management not be sheltered in their jobs by a poison pill which could prevent the emergence of a more capable management team.

Challenges facing our company include:

1) *Forbes* said Maytag's stock is "remarkably low."

2) Our company announces a $140 million write-off.

3) *Value Line* said our company will have slower sales and more production shutdowns for refrigerators, washers and dryers.

4) The *Atlantis* washer production start-up was delayed.

Additionally our management is sheltered from our shareholder votes by:

1) Three-year terms for directors vs. the wildly-accepted one-year term practice.

2) No cumulative shareholder voting.

3) No confidential shareholder voting.

4) Poison pill adopted.

5) No limited shareholder ability to amend our charter or bylaws.

6) In at least one instance 1% of shareholders can override 79% of shareholders. Meanwhile our directors and officers hold 5% of Maytag stock.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have redeemed existing poison pills or sought shareholder approval for their poison pill. Shareholders believe that our company should follow suit and allow shareholders a vote on this one key issue – particularly since our voting rights are already limited.

Open Up Poison Pills to Shareholder Vote
This topic won an overall 60%-yes vote at 50 companies in 2002
Yes on 4

MAYTAG

Patricia J. Martin
Deputy General Counsel & Secretary

Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, Iowa 50208-0039
Tel: 641-787-8505
Fax: 641-787-8102
E-mail: pmarti@maytag.com

January 3, 2003

VIA FACSIMILE 202-942-9544

Mr. Jeffrey Werbitt
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal (Annual Election of Directors) Submitted by Ray T. Chevedden and Veronica Chevedden Family Trust 051401 for Inclusion in The Maytag Corporation 2003 Proxy Statement**

Shareholder Proposal Submitted by Nick Rossi (Poison Pill) for Inclusion in The Maytag Corporation 2003 Proxy Statement

Dear Mr. Werbitt:

The attached letters inadvertently had the wrong Exhibit A. I am resubmitting copies of the letters dated January 3, 2003 along with the correct Exhibit A.

Sorry for the inconvenience.

Sincerely,

PJM:jkp

Enclosures: Letters to the SEC dated 1/3/03 with attachments

cc with enclosures: John Chevedden
Ray T. Chevedden, Trustee

I:\Shareholder Proposals\2002 proposals\2002 Letters\WerbittChevedden Annual Election-SEC 2-27-03.doc

MAYTAG

Patricia J. Martin
Deputy General Counsel & Secretary

Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, Iowa 50208-0039
Tel: 641-787-8505
Fax: 641-787-8102
E-mail: pmarti@maytag.com

February 27, 2003

VIA FACSIMILE 202-942-9544

Mr. Jeffrey Werbitt
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal (Annual Election of Directors) Submitted by Ray T. Chevedden and Veronica Chevedden Family Trust 051401 for Inclusion in The Maytag Corporation 2003 Proxy Statement**

Shareholder Proposal Submitted by Nick Rossi (Poison Pill) for Inclusion in The Maytag Corporation 2003 Proxy Statement

Dear Mr. Werbitt:

The attached letters inadvertently had the wrong Exhibit A. I am resubmitting copies of the letters dated January 3, 2003 along with the correct Exhibit A.

Sorry for the inconvenience.

Sincerely,

PJM:jkp

Enclosures: Letters to the SEC dated 1/3/03 with attachments

cc with enclosures: John Chevedden
Ray T. Chevedden, Trustee

I:\Shareholder Proposals\2002 proposals\2002 Letters\WerbittChevedden Annual Election-SEC 2-27-03.doc

MAYTAG

Facsimile

Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, IA 50208-0039
Phone (641) 787-8505
Fax (641) 787-8102

DATE:	February 25, 2003	LAW DEPARTMENT	
TO:	Mr. Jeffrey Werbitt	FAX NUMBER:	202-942-9544
FROM:	Patricia J. Martin Deputy General Counsel and Secretary		
SUBJECT:	Shareholder Proposal (Annual Election of Directors) Submitted by Ray T. Chevedden and Veronica Chevedden Family Trust 051401 for <u>Inclusion in The Maytag Corporation 2003 Proxy Statement</u> Shareholder Proposal Submitted by Nick Rossi (Poison Pill) <u>for Inclusion in The Maytag Corporation 2003 Proxy Statement</u>		

Number of pages including lead sheet: - 2 -

Mr. Werbitt,

Please replace the cover letter I just sent you with this revised cover letter. The date was changed to February 27, 2003.

Sorry for the inconvenience.

Please call Judy Petersen at 641-787-8656 for problems with transmission.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 17, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2003 JAN 22 AM 11:31
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Maytag Corporation (MYG)
Investor Response to Company No Action Request
Established Topic: Annual Election of Each Director
Ray T. Chevedden

Ladies and Gentlemen:

This letter addresses the company no action request to suppress an established corporate governance proposal topic.

To address the company questions, passages in the shareholder proposal are numbered and a corresponding number is marked on the attached supporting exhibit. On certain numbered items additional information is included below.

1) Mr. Ray T. Chevedden is the trustee who submitted this proposal. The company formally requests an official authorization to add a disrespectful technicality.

2) Evidence of Maytag's attempt to exclude 2002 shareholder proposals from a shareholder vote includes three 2002 Maytag no action determinations attached as exhibits. Each letter states, "We are unable to concur in your view that Maytag may exclude the entire proposal under rule 14a-8(i)(3)."

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established governance topic or any text therein.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Ralph Hake
Chairman

March 14, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Maytag Corporation
Incoming letter dated January 9, 2002

The proposal relates to reinstating simple majority voting on all matters that are submitted to shareholder vote.

We are unable to concur in your view that Maytag may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the phrase that begins "to thousands . . ." and ends " . . . was complete";
- delete the statement that begins "The position that . . ." and ends " . . . the company treasury";
- recast the statement that begins "By not adopting . . ." and ends " . . . of the company" as the proponent's opinion;
- revise the statement that begins "A respected survey . . ." and ends ". . . Wall Street Journal" to provide a date of publication for the referenced source;
- provide factual support in the form of a citation to a specific source for "Super-majority requirements generally lock in rules that harm shareholders";
- revise the statement that begins "Many institutional shareholders . . ." and ends ". . . with poison pills" to specifically identify the institutional investors and provide a citation to a specific source; and

March 14, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Maytag Corporation
Incoming letter dated January 9, 2002

The proposal requests that all previously issued poison pills be redeemed unless approved by shareholder vote at the next most practicable shareholder meeting.

We are unable to concur with your view that Maytag can exclude the proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the phrase that begins "Poison pills adversely affect ..." and ends "...and Robert Monks" so that it includes the accurate quote from and page reference to the referenced source;
- delete the sentence "Institutional Investors own 57% of Maytag stock";
- delete the sentence that begins "Institutional investors have a fiduciary duty ..." and ends "... shareholders";
- provide a citation to a specific source for the sentence that begins "Professor John Pound ..." and ends "... the absence of poison pills"; and
- delete the discussion that begins "Flaws in Management's 2001 Argument ..." and ends "... for compensation and longevity at Maytag."

Accordingly, unless the proponent provides Maytag with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Maytag omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Lillian K. Cummins
Attorney-Advisor

March 14, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Maytag Corporation
Incoming letter dated January 9, 2002

The proposal relates to electing the entire board each year.

We are unable to concur in your view that Maytag may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must:

- delete the sentence that begins "This proposal is . . ." and ends ". . . Chevedden Family Trust";
- provide factual support in the form of a specific citation to a specific source for the sentence that begins "The generous 2000 stock plan . . ." and ends ". . . S&P 500 companies";
- revise the sentence that begins "A respected independent proxy . . ." and ends ". . . cast is disturbing" to specifically identify the proxy analysis referenced and provide factual support in the form of a citation to a specific source;
- delete the discussion that begins "Management's 2001 stand . . ." and ends ". . . vote-yes solicitation."

Accordingly, unless the proponents provides Maytag with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Maytag omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Grace K. Lee
Attorney-Advisor

Jurisdiction: Delaware
Antitakeover provisions:
Σ three-year freeze out

Analysis The combination of Northrop's classified board and poison pill serves as a formidable defense against hostile takeover overtures. To repeal the company's poison pill and push through a hostile deal, a dissident group would be required to win virtually all board seats up for election at two consecutive annual meetings, a process few groups are willing to endure because of the time and expense of completing such a maneuver.

While about 60 percent of S&P 500 companies have classified board structures, shareholder sentiment has moved toward encouraging companies to adopt annual election of all directors. In 1998, 49 companies were faced with shareholder proposals seeking an end to their classified board structure. Average support for the proposals was 47.3 percent of the votes cast for or against, an all-time high in terms of average support for such proposals.

Few companies have moved to eliminate their staggered boards in recent years, despite shareholders effort to encourage the annual election of directors. Although some companies may be accused of turning a blind eye to shareholders' views on the classified board issue, most companies are deterred from offering management-sponsored resolutions on the issue because of supermajority voting hurdles needed to repeal classified board provisions. Similarly, a management-sponsored proposal to repeal the classified board at Northrop would require support from 80 percent of outstanding shareholders to pass.

In addition to increasing performance by instilling accountability through the annual election of directors, the proponent argues that independence is critical for improved performance and urges all key committees to consist of independent directors. Northrop's nominating and compensation committees are comprised entirely of independent directors, according to IRRC's definition of independence. The five-member audit committee includes one affiliated director: Aulana Peters, a partner at Gibson, Dunn & Crutcher. The proponent says Peters' impartiality is compromised by the fact that Gibson, Dunn does legal work for the company, including serving as trial counsel for Northrop in the Department of Justice lawsuit against the Lockheed merger. Northrop contends that its bylaws already require members of its key committees to be independent and appears to exclude Peters as an affiliated director by claiming that the legal advise conduct by Gibson, Dunn was conducted by "another partner."

Audit committee independence has been increasingly scrutinized following the February release of a report by the Blue Ribbon Committee on Improving the Effectiveness of Corporate Audit Committees. The committee's report listed 10 specific recommendations to improve the quality of corporate financial reporting at companies listed on the New York Stock Exchange. One of the most significant recommendations included a requirement that audit committees should be comprised only of independent directors, under a new, specific definition of independence. A director would not be considered independent under the committee's definition if he or she were an executive officer of any for-profit business organization to which the corporation made payments that are or have been significant to the corporation or business organization in any of the past five years.

Proposal No. 7: Shareholder proposal—Redeem or vote on poison pill

Proxy statement page: 30
Vote required: Majority of votes cast (abstentions count against; broker non-votes not counted)
Proponent: John Chevedden
Background: See IRRC Background Report E: *Poison Pills*

Proposal To request the board to redeem its existing poison pill unless the plan is approved by a majority of outstanding shareholders, and to prohibit the adoption of a new pill without shareholder approval.

3

The poison pill contains the followi[illegible]isions:
Σ stock ownership triggering event is 15 percent;

Yale School of Management.

There are already signs that boards are starting to demand more of their directors. Headhunters report spiking demand for independent directors—curmudgeons who will act as watchdogs, not lapdogs. Director "boot camps" and training seminars, such as those run by the Kellogg School and the University of Georgia's Terry College of Business, report standing-room-only crowds. Governance gurus who advise companies on revamping their boards, such as Harvard's Jay W. Lorsch and Ira M. Millstein of the law firm Weil, Gotshal & Manges LLP, are so busy they're turning away work. Directors say they're ready to embrace even some of the more radical reform ideas, including expensing stock options, increasing the audit committee's responsibility for risk, and appointing a "lead" independent director. At many companies, the workload is heavier than ever. At Lucent Technologies, for example, which has been hammered by the telecom meltdown, the chairman communicates with directors once a week, and the audit committee convenes every month. "In the post-Enron days, governance has become critical," says Sanjay Kumar, CEO of Computer Associates.

That's in stark contrast to most of the 1990s, when corporate governance hardly seemed to matter: The buoyant stock market rewarded both good and bad boards. But when the bubble burst, that changed. Suddenly, the importance of governance was clear. In a time of crisis, a vigorous board that has done its job can help companies minimize the damage. A look back at *BusinessWeek*'s inaugural ranking of best and worst boards in 1996 tells the story. For three years after the list appeared, the stocks of companies with the best boards outperformed those with the worst by 2 to 1. But as the economy slowed starting in 2000, the Best Boards companies retained much more of their value, returning 51.7%, vs. -12.9% for the Worst Boards companies. Ralph V. Whitworth, the director who nurtured Waste Management Inc. through its accounting crisis and engineered governance turnarounds there and at Apria Healthcare, says investors in well-go

PRINCIPLES OF GOOD GOVERNANCE

Here's what we look for in evaluating boards:

INDEPENDENCE

No more than two directors should be current or former company executives, and none should do business with the company or accept consulting or legal fees from it. The audit, compensation, and nominating committees should be made up solely of independent directors.

STOCK OWNERSHIP

Each director should own an equity stake in the company worth at least $150,000, excluding stock options. The only exception: new board members who haven't had time to build a large stake.

DIRECTOR QUALITY

Boards should include at least one independent director with experience in the company's core business and one who is the CEO of an equivalent-size company. Fully employed directors should sit on no more than four boards, retirees no more than seven. Each director should attend at least 75% of all meetings.

BOARD ACTIVISM

Boards should meet regularly without management present and should evaluate their own performance every year. Audit committees should meet at least four times a year. Board should be frugal on executive pay, decisive when planning a CEO succession, diligent in oversight responsibilities, and quick to act when trouble strikes.

HOW WE RATED THEM The *BusinessWeek* ratings were based on a survey of 51 governance experts conducted for *BusinessWeek* by Harris Interactive, a proxy analysis by *BusinessWeek* of companies identified by survey respondents as having the "most effective" and "least effective" boards, and an analysis of overall board performance by *BusinessWeek* editors. The proxy analysis grades each company on the extent to which it meets 16 governance standards in the areas of independence, accountability, and quality. Performance measures include the board's handling of strategy, oversight, and executive pay. Data were provided by the Investor Responsibility Research Center, the Corporate Library, and Institutional Shareholder Services.

board does not ensure that a company is never going to find itself in a crisis," says Whitworth. "The real test is what they do in reaction to a crisis."

Even the best boards could take a page from Whitworth's playbook. When he was called in to Waste Management in the wake of the accounting scandal in 1998, a serious illness on the part of the CEO brought in to fix things forced Whitworth to take charge. He demanded the resignations of three top executives who had sold stock just months before an earnings miss. With two other board members, he set up shop at the Houston headquarters, meeting with a crisis team every day at 5 p.m. for 90 consecutive days, as an army of 1,200 accountants scoured the company's books —all while recruiting a new CEO and resetting company strategy. "It's a great success story and one of the most dramatic turnarounds in governance," says Kenneth A. Bertsch, director of corporate governance at TIAA CREF, the huge teachers' pension fund and a governance gadfly. "It's when you have a company crisis that something has to happen, or the company can just go down."

If Corporate America succeeds in remaking governance, one of the greatest ironies will be that we have Enron to thank for it. When the unquestioning faith Enron's board placed in the company's management was revealed as a colossal blunder, faith in other once-revered executives also began to falter. Almost on cue, the giants began falling—Tyco, WorldCom, Global Crossing—confirming suspicions that the blight of greed and hubris that brought down Enron was more widespread.

Enron, and the corporate disasters that followed, forced many companies to get serious about governance. There are signs, especially, that boards are finally starting to grapple with the most egregious governance failure of the 20th century: astronomical executive pay. At E*Trade Group Inc., CEO Christos M. Cotsakos returned $21 million in pay after shareholder anger over his $80 million pay package boiled [ove]r. And in July, the head of the compensation committee, [wh]o had business ties to Cotsakos, resigned. At Dollar Gen-

3 – Elect Each Director Annually
Allow Proposal Topic That Won Our 51%-Plus Yes Vote at 4 Consecutive Annual Meetings

Shareholders recommend that each director be elected annually. This proposal recommends that our company's governing documents be amended accordingly. This includes the bylaws.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submits this proposal.

Strong Institutional Investor Support

Twenty-five (25) proposals on this topic won an overall 63% approval rate at major companies in 2002. Annual election of each director is a Council of Institutional Investors www.cii.org core policy. Another CII policy is the adoption of shareholder proposals that win a majority of votes cast as this proposal topic did in 2000 and 2001. Institutional investors own 68% of Maytag stock.

Our 51%-Plus Yes Votes in 1999, 2000, 2001 & 2002

This proposal topic won more than 51% of our yes-no vote at each of our 1999, 2000, 2001 and 2002 annual meetings – including our 57%-yes vote in 2002.

Shareholder resolutions should be binding

Shareholder resolutions should be binding according to *Business Week* in "The Best & Worst Boards" cover-page report, October 7, 2002.

Votes equally valuable

Shareholders believe that, consistent with our directors accepting our yes for their own election in 4-consecuitive years, our directors should give equal value to our yes-votes for shareholder proposals.

Shareholders have no assurance that our management will not again:

1) Spend shareholder money to prevent us from even casting a vote on this worthwhile topic – a repeated practice of our management.
2) Spend shareholder money on unnecessary solicitations touting management's stand on this topic, as our management did in 2000. The 4-consecuitive 51%-plus yes votes were won without any solicitation by shareholders.

Staggered board combined with a poison pill

Certain independent proxy analysts are particularly concerned about 3-year director terms, combined with poison pills and other takeover defenses, which shelter our management. Our management is further sheltered by strong state anti-takeover provisions.

Serious about good governance

Enron and the corporate disasters that followed forced many companies to get serious about good governance. This includes electing each director annually. When the buoyant stock market burst, suddenly the importance of governance was clear. In a time of crises, a vigorous board can help minimize damage.

A look back at *Business Week's* inaugural ranking of the best and worst boars in 1996 tells the story. For the 3 years after the list appeared, the stocks of companies with the best boards outperformed those with the worse boards by 2 to 1. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as lax in oversight.

To protect our investment money at risk:

Elect Each Director Annually
Allow Proposal Topic That Won Our 51%-Plus Yes Vote at 4 Consecutive Annual Meetings
Yes On 3

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Maytag Corporation
Incoming letter dated January 3, 2003

The proposal recommends that the board of directors "redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

We are unable to concur in your view that Maytag may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to the specific study and publication date for the discussion that begins "Harvard Report . . ." and ends ". . . related to company value";
- delete the phrase "wildly-accepted" from the sentence that begins "1) Three-year terms for directors . . ." and ends ". . . wildly-accepted one-year term practice"; and
- provide a citation to a specific source for the sentence that begins "In at least one instance . . ." and ends ". . . 79% of shareholders."

Accordingly, unless the proponent provides Maytag with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Maytag omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor